                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          BigStar Entertainment, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  089896104000
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                                 (CUSIP Number)


                                Nathan E. Fagre
                   Senior Vice President and General Counsel
                              6740 Shady Oak Road
                             Eden Prairie, MN 55344
                                 (952) 943-6000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 13, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 089896104000                                         PAGE 2 OF 5 PAGES
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1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    ValueVision International, Inc. FEIN: 41-16737700
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
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                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This amendment relates to a statement on Schedule 13D relating to the common stock, par value $.001 per share (the "Common Stock"), of BigStar
Entertainment, Inc. ("BigStar Entertainment" or "Issuer"), 19 Fulton Street, New York, New York 10038, filed with the Securities and Exchange Commission on December 27, 1999 by the filing person described under Item 2.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed by ValueVision International, Inc., a Minnesota corporation ("ValueVision").

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of ValueVision is set forth below. Unless otherwise specified, the business address of each person listed below is 6740 Shady Oak Road, Minneapolis, MN 55344.

                                                                           PRINCIPAL OCCUPATION, OF OTHER THAN AS
NAME AND BUSINESS ADDRESS                  POSITION WITH VALUEVISION       EXECUTIVE OFFICER OF VALUEVISION
-------------------------                  -------------------------       --------------------------------------

Gene McCaffery                             Director, Chairman,
                                           Chief Executive Officer
                                           and President

Marshall Geller                            Director                        Merchant Banker
Geller & Friend Capital Partners, Inc.
433 North Camden Drive
Suite 500
Beverly Hills, CA 90210

Robert Korkowski                           Director                        Private Investor
15802 Nursery Drive
Minnetonka, MN 55345

Paul Tosetti                               Director                        Lawyer, Latham & Watkins
Latham & Watkins
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007

John Flannery                              Director                        Managing Director of GE Capital Corporation
GE Equity Capital, Inc.
120 Long Ridge Road
Stamford, CT 06927

Mark Begor                                 Director                        Executive Vice President and Chief Financial
National Broadcasting Company, Inc.                                        Officer of NBC
("NBC")
30 Rockefeller Plaza
Room 5224
New York, NY 10112

Richard Barnes                             Executive Vice President,
                                           Chief Financial Officer
                                           and Secretary

Steve Jackel                               President of ValueVision
                                           Television Division

Nathan E. Fagre                            Senior Vice President
                                           and General Counsel

Kevin C. Hanson                            Senior Vice President
                                           and Chief Technology
                                           Officer

(b) - (f) No change.





                                                               PAGE 3 OF 5 PAGES
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) 0

(c) - (d) None

(e)   February 13, 2001

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Issuer and ValueVision are party to that certain Letter Agreement dated January 31, 2001 pursuant to which, among other things, Value Vision agreed to sell and Issuer agreed to purchase, 1,428,571 shares of Common Stock held by ValueVision for an aggregate purchase price of $57,142.

ITEM. 7 MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  Letter Agreement dated January 31, 2001 between Issuer and
           ValueVision.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       March 9, 2001                            /S/ Nathan E. Fagre
---------------------------------      ----------------------------------------
            Date                                      Signature
                                                   NATHAN E. FAGRE

                                       SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                       -----------------------------------------
                                                      Name/Title




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